UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We made an announcement dated July 27, 2022 with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in relation to the end of the stabilization period, the relevant stabilizing actions the stabilizing manager has undertaken, and the lapse of the over-allotment option in connection with our global offering and listing of Class A ordinary shares on the Hong Kong Stock Exchange. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement—Stabilizing Actions, End of Stabilization Period and Lapse of the Over-allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yao (Jessie) Liu
Name	:	Yao (Jessie) Liu
Title	:	Chief Financial Officer

Date: July 28, 2022

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